Exhibit 12.1

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the year ended December 31, 2014

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$102,726,009

Add:
Interest on indebtedness (excluding capitalized interest)	212,081,486
Amortization of debt related expenses	2,025,069
Portion of rents representative of the interest factor	8,435,339
325,267,903

Distributed income from equity investees	255,531,665

Pretax earnings from continuing operations, as adjusted	$580,799,568

Fixed charges -
Interest on indebtedness (including capitalized interest)	$213,369,556
Amortization of debt related expenses	(2,631,332)
Portion of rents representative of the interest factor	8,435,339

Fixed charges	$219,173,563

Ratio of earnings to fixed charges	2.6

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